FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         For the Month of SEPTEMBER 2005

                            PHINDER TECHNOLOGIES INC.
                  (Exact name of registrant's name in English)

              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F. | X | Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes . . . . No | X | . . . .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of SEPTEMBER 30, 2005. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                            PHINDER TECHNOLOGIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             SEPTEMBER 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

                                   (UNAUDITED)

                            PHINDER TECHNOLOGIES INC.


                           SEPTEMBER 30, 2005 AND 2004

                         (EXPRESSED IN CANADIAN DOLLARS)

                                   (UNAUDITED)


                                    CONTENTS




                                                        PAGE



Consolidated Financial Statements:

  Consolidated Balance Sheets                              2

  Consolidated Statements of Operations                    3

  Consolidated Statements of Cash Flows                    4

  Notes to Consolidated Financial Statements               6

                                  PHINDER TECHNOLOGIES, INC.
                                 CONSOLIDATED BALANCE SHEETS
                                         (UNAUDITED)


AS AT                                           SEPTEMBER 30, 2005    MARCH 31, 2005
=====================================================================================


                                      A S S E T S
                                      -----------

CURRENT

    Cash                                       $            11,156   $         2,723
    Accounts receivable                                    545,889             9,365
    Warrants conversion receivable                         128,820                 -
    Prepaids and sundry receivables                         81,735            41,845
                                               --------------------  ----------------

                                                           767,600            53,933

PROPERTY AND EQUIPMENT (Note 3)                             49,690            57,463
                                               --------------------  ----------------

                                               $           817,290   $       111,396
                                               ====================  ================

                                   L I A B I L I T I E S
                                   ---------------------

CURRENT
    Accounts payable and accrued liabilities   $         1,451,854   $     1,004,461
    Shares subscribed                                       42,750                 -
    Convertible debentures                                 357,859                 -
    Deferred revenue                                           343             6,146
    Convertible notes payable (Note 4)                      89,146            89,146
    Loans payable (Note 5)                                  33,525            35,095
                                               --------------------  ----------------
                                                         1,975,477         1,134,848

DUE TO SHAREHOLDERS (Note 6)                                76,962           249,324

MINORITY INTEREST (Note 8)                                   1,000             1,000
                                               --------------------  ----------------

                                                         2,053,439         1,385,172
                                               --------------------  ----------------

                         S H A R E H O L D E R S' D E F I C I E N C Y
                         --------------------------------------------

CAPITAL STOCK (Note 7)                                   4,382,426         3,158,521

CONTRIBUTED SURPLUS (Note 8)                               580,056           569,156

DEFICIT                                                 (6,198,631)       (5,001,453)
                                               --------------------  ----------------

                                                        (1,236,149)       (1,273,776)
                                               --------------------  ----------------

                                               $           817,290   $       111,396
                                               ====================  ================


APPROVED BY:

/s/ John van Arem                        /s/ Wayne Doss
----------------------------------       ----------------------------------

=====================================================================================
                                 See Accompanying Notes                            2.

                                  PHINDER TECHNOLOGIES, INC.
                            CONSOLIDATED STATEMENT OF OPERATIONS
                                         (UNAUDITED)


                                         THREE MONTHS ENDED          SIX MONTHS ENDED
                                            SEPTEMBER 30,              SEPTEMBER 30,
                                         2005          2004          2005          2004
===========================================================================================
REVENUES
  Internet Bundle                    $   917,461   $         -   $ 1,231,755   $         -
  Content Sales                            6,416        47,496        25,936        97,987
  Advertising/Web Traffic                      -         3,657             -         4,830
  Membership                                   -         3,642             -         5,041
                                     ------------  ------------  ------------  ------------

                                         923,877        54,795     1,257,691       107,858
                                     ------------  ------------  ------------  ------------

COST OF REVENUES
  Marketing                              608,671             -       944,066             -
  Billing and collection fees            141,019                     186,032             -
  Verification                            79,158             -       131,226             -
  Customer service                        36,064             -        60,682             -
  Fulfillment                             28,975             -        50,755             -
  Content                                  1,400        12,230         5,600        26,889

                                         895,287        12,230     1,378,361        26,889
                                     ------------  ------------  ------------  ------------

GROSS PROFIT                              28,590        42,565      (120,670)       80,969
                                     ------------  ------------  ------------  ------------

EXPENSES
  Administrative                         166,338        83,668       325,543       159,254
  Selling                                  2,372        17,076         2,492        17,721
  Consulting services                    147,353       113,225       330,330       113,225
  Bandwidth and computer expenses         30,603        24,522        62,409        44,471
  Management fees                        128,320             -       165,820             -
  Concept and contracts                        -             -        90,000             -
  Early contract termination                   -             -        51,000             -
  Capital assets amortization              3,886         3,059         7,772         9,973
  Interest                                13,134           891        41,139           926
                                     ------------  ------------  ------------  ------------

                                         492,006       242,441     1,076,505       345,570


NET LOSS                             $  (463,416)  $  (199,876)  $(1,197,175)  $  (264,601)
                                     ============  ============  ============  ============

LOSS PER SHARE -
basic and diluted (Note 9)           $     (0.01)  $     (0.01)  $     (0.03)  $     (0.02)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES  - basic and diluted    34,311,286    14,837,277    34,311,286    14,837,277


===========================================================================================
                                  See Accompanying Notes                                 3.

                                          PHINDER TECHNOLOGIES, INC.
                                    CONSOLIDATED STATEMENT OF CASH FLOWS
                                                 (UNAUDITED)


                                                            THREE MONTHS ENDED         SIX MONTHS ENDED
                                                              SEPTEMBER 30,              SEPTEMBER 30,
                                                            2005         2004          2005         2004
============================================================================================================
OPERATING ACTIVITIES
    Net loss                                             $ (463,416)  $ (199,876)  $(1,197,175)  $ (264,601)

    Adjustment for non-cash items:
    Amortization of property and equipment                    3,887        3,058         7,773        9,972
    Convertible debenture repaid by issuance of shares       92,775            -        92,775            -
    Consulting services paid by issuance of shares           55,156      111,669       149,956      111,669
    Management fees paid by issuance of shares               42,750            -        42,750            -
    Financing fees paid by issuance of shares                27,073            -        64,873            -
    Consulting services prepaid paid by issuance
    of subsidiary shares                                     50,000            -        50,000            -
    Purchase of concept and contracts                             -            -        90,000            -
    Early contract termination                                    -            -        51,000            -
    Rent paid by issuance of shares                               -            -        17,040            -
                                                         -----------  -----------  ------------  -----------
                                                           (191,775)     (85,149)     (631,008)    (142,960)
    Changes in non-cash balances
    related to operations (Note 10)                        (266,890)      12,615      (263,645)     (33,087)
                                                         -----------  -----------  ------------  -----------

CASH FLOWS (USED IN) OPERATING ACTIVITIES                  (458,665)     (72,534)     (894,653)    (176,047)
                                                         -----------  -----------  ------------  -----------


                                                         -----------  -----------  ------------  -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                           -            -             -            -
                                                         -----------  -----------  ------------  -----------

FINANCING ACTIVITIES

    Issuance of capital stock                               194,897            -       300,148       19,695
    Convertible debentures                                  240,084            -       357,859            -
    Issuance of capital stock for warrants conversion       128,820            -       128,820            -
    Advances from shareholders                              (41,146)      72,392        75,079      114,186
    Shares subscribed                                      (110,847)           -        42,750
    Loans payable                                             3,430            -        (1,570)           -
    Issuance of shares of subsidiary                              -            -             -       33,750
                                                         -----------  -----------  ------------  -----------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                 415,238       72,392       903,086      167,631
                                                         -----------  -----------  ------------  -----------

NET CHANGE IN CASH                                          (43,427)        (142)        8,433       (8,416)

CASH - Beginning of period                                   54,583        3,110         2,723       11,384
                                                         -----------  -----------  ------------  -----------

CASH - End of period                                     $   11,156   $    2,968   $    11,156   $    2,968
                                                         ===========  ===========  ============  ===========

============================================================================================================
                                                 See Accompanying Notes                                   4.

                           PHINDER TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          SEPTEMBER 30, 2005 AND 2004
================================================================================

Non-cash  transactions:




During the period of July 1-Septmber 30, 2005, the Company entered into the following non-cash transactions:

     - The Company issued 750,000 common shares as repayment of $92,775 on a convertible debenture.

     - The Company issued 948,000 common shares for consulting services of $55,156.

     - The Company issued 500,000 common shares for management fees of $42,750.

     - The Company issued 431,000 common shares for financing fees of $27,073.

     - The Company bought back 320,000 shares of its subsidiary, Avrada Inc for $39,100. The amount payable was adjusted against advances from shareholders of $29,100 and consulting fees of $10,000.

     - The Company issued 530,000 shares of its subsidiary to prepay for consulting services of $50,000.




During the period of July 1-Septmber 30, 2004, the Company entered into the following non-cash transaction:

     - The Company issued 2,233,380 common shares for consulting services of $111,669.


================================================================================
/Continued . . .                                                              5.

                           PHINDER TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                          SEPTEMBER 30, 2005 AND 2004
================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

     Phinder Technologies Inc. (the "Company"), formerly known as Digital Rooster.com Ltd., and its wholly owned subsidiary Axcess Internet Solutions Inc. derive their revenue from Interned Bundle (subscriptions to YellowPages.biz, an online business directory that includes web hosting, unlimited Internet access, web based email and a customized web site. Phinder Technologies Inc. and its wholly owned subsidiaries Avrada Inc., Web Dream Inc., Bill Media Inc. and Pizay Investments Inc. derive their revenue also from monthly subscriptions to the website content.


     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 17.

     b)   Change  in  accounting  policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in an increase of $44,280 to the opening deficit, an increase of $10,800 to the net loss and an increase of $55,080 to the contributed surplus of the previously issued financial statements.

     c)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2005 and 2004 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


================================================================================
/Continued . . .                                                              6.

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED


     d)   Revenue  recognition

          Revenue from Internet Bundle is recognized when all significant obligations are completed, the fees are fixed and determinable and collectability of the fees is reasonably assured.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognized when all significant obligations are completed, the fees are fixed and determinable and collectability of the fees is reasonably assured.

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

     e)   Property  and  equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture and fixtures     - 20% declining balance
          Leasehold improvements     - 20% straight line
          Computer hardware          - 30% declining balance
          Computer software          - 100% straight line

          Property and equipment purchased during the period are amortized at one-half of the above stated rates.

     f)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes. The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.


================================================================================
/Continued . . .                                                              7.

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     g)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     h)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     i)   Non-monetary  transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.

     j)   Stock-based  compensation

          Employees

          For stock-based compensation issued to employees, the Company recognizes an expense. The Company accounts for its grants in accordance with the fair value-based method of accounting for stock-based compensation.

          Non-employees

          For stock-based compensation issued to non-employees, the Company recognizes an asset or expense based on the fair value of the equity instrument issued.

     k)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive


================================================================================
/Continued . . .                                                              8.

                           PHINDER TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                          SEPTEMBER 30, 2005 AND 2004
================================================================================


3.   PROPERTY  AND  EQUIPMENT


                                    As At September 30, 2005
                                    ------------------------
                                         Accumulated   Net Carrying
                                Cost    Amortization      Amount
                              --------  -------------  -------------
     Furniture and equipment  $ 45,978  $      30,733  $      15,245

     Leasehold improvements      8,141          8,141              -

     Computer hardware         240,952        206,507         34,445

     Computer software          20,958         20,958              -
                              --------  -------------  -------------

                              $316,029  $     266,339  $      49,690
                              ========  =============  =============


                                      As At March 31, 2005
                                      --------------------
                                         Accumulated   Net Carrying
                                Cost    Amortization      Amount
                              --------  -------------  -------------
     Furniture and equipment  $ 45,978  $      29,038  $      16,940

     Leasehold improvements      8,141          8,141              -

     Computer hardware         240,952        200,429         40,523

     Computer software          20,958         20,958              -
                              --------  -------------  -------------

                              $316,029  $     258,566  $      57,463
                              ========  =============  =============


================================================================================
/Continued . . .                                                              9.

4.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within the current fiscal year. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.

5.   LOANS  PAYABLE

     The loans payable consist of US$25,000 that is unsecured, bear no interest and have no fixed terms of repayment and $4,380 that is unsecured, bear annual interest of 7% and is due on September 25, 2006.


6.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before December 1, 2006.


================================================================================
/Continued . . .                                                             10.

7.   CAPITAL  STOCK

     a)   Authorized  unlimited  number  of  common  shares

     Issued and outstanding                             Number   Carrying Amount
                                                    ----------  ----------------

     Balance as at March 31, 2004                    8,094,639  $      2,731,086

     Additional shares issued (i)                    4,738,590                 -

     Issued for cash                                 6,106,768           257,338

     Issued for consulting services                  2,659,500           107,975

     Issued for management services                    650,000            17,500

     Issued for rent                                    70,000            41,322

     Issued as note payable repayment                   20,000             3,300
                                                    ----------  ----------------

     Balance as at March 31, 2005                   22,339,497         3,158,521

     Issued for cash                                 1,695,666           105,250

     Issued for consulting services                  1,580,000            94,800

     Issued for purchase of concept and contracts    1,500,000            90,000

     Issued for early termination of contract          850,000            51,000

     Issued for financing fee                          530,000            37,800

     Issued for rent                                    80,000            17,040

     Issued as a collateral                          2,000,000                 -
                                                    ----------  ----------------

     Balance as at June 30, 2005                    30,575,163         3,554,411

     Issued for cash                                 5,223,333           481,441

     Issued for cash as warrants conversion          1,506,666           128,820

     Issued for consulting services                    948,000            55,156

     Issued for management services                    500,000            42,750

     Issued as repayment on convertible debenture      750,000            92,775

     Issued for financing fee                          431,000            27,073
                                                    ----------  ----------------

     Balance as at September 30, 2005               39,934,162  $      4,382,426
                                                    ==========  ================


================================================================================
/Continued . . .                                                             11.

On March 17, 2004, the Company declared a 75 percent split of the Company's Common Shares effected by means of a dividend. Every four outstanding whole common shares became entitled to three additional common shares. Share certificates representing the stock dividend were mailed on or after April 26, 2004 to shareholders of record as of the close of business on April 7, 2004. The effect of increasing the number of Company's outstanding common shares by 75 percent is reflected in the weighted average number of shares outstanding and earnings per share.

(i) Additional shares issued represent the net of the 6,110,490 shares issued on 75 percent stock split and subsequent cancellation of 1,371,900 shares.

   b)   Stock  -  based  compensation

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged to income for this plan is $10,800 for 2004 and $10,400 for 2005 respectively.

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in March 2003: dividend yield of nil; expected volatility of 170 percent, risk-free interest rate of 4.0 percent and expected life of 2 years. A summary of the status of the company's stock option plan as of September 30, 2004 and 2005, and changes during the years ending on those dates is presented below.

                                                      Wt. Avg.                 Wt. Avg.
                                                      Exercise     Options     Exercise
                                            Number      Price    Exercisable     Price
                                           ---------  ---------  ------------  ---------
     Balance, April 1, 2003                 393,870   $    0.37      393,870   $    0.37

     Cancelled                             (146,870)       0.25     (146,870)       0.25
     Granted                                      -           -            -           -
     Exercised                                    -           -            -           -
                                           ---------  ---------  ------------  ---------
     Balance, September 30, 2004 and 2005   247,000   $    0.44      247,000   $    0.44
                                           =========  =========  ============  =========

     Options outstanding and exercisable at September 30, 2005 are as follows:

          Outstanding                                          Exercisable
          -----------                                          -----------
                                                                            Wt. Avg.
                         Expiry     Remaining     Wt. Avg.                  Exercise
             Number       Date        Life     Exercise Price    Number      Price
          -----------  -----------  ---------  --------------  -----------  --------

              247,000  March, 2013          8            0.44      247,000      0.44
          -----------                                          -----------
              247,000                                              247,000
          ===========                                          ===========

     No stock options were granted during the periods ended September 30, 2004 and 2005.


================================================================================
/Continued . . .                                                             12.

8.   CONTRIBUTED  SURPLUS


     April 1, 2003                                                     $  44,280

     Avrada common shares issued for cash in Fiscal 2004                 491,144

     Stock option compensation - change in accounting policy (Note 2)     10,800
                                                                       ----------

     Balance as at March 31, 2004                                        546,224

     Buyback of shares                                                  (135,000)

     Issued for cash                                                     130,032

     Issued for consulting services                                       17,500

     Stock-based compensation                                             10,400
                                                                       ----------

     Balance as at March 31, 2005 and June 30, 2005                      569,156

     Issued for prepaid consulting services                               50,000

     Buyback of shares                                                   (39,100)
                                                                       ----------

     Balance as at September 30, 2005                                  $ 580,056
                                                                       ==========

     In fiscal 2004 the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. As at March 31, 2005, the options have expired.

     In fiscal 2005, Avrada bought back 1,000,000 common shares for $135,000. In addition, Avrada issued 1,212,815 common shares from treasury for proceeds of $130,032. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for a period of one year from the date of the agreement. In Fiscal 2005, 175,000 common shares of Avrada were issued in return for consulting services of $17,500. The resultant dilution gain for these three transactions was insignificant and has not been recorded.

     In quarter ended September 30, 2005, Avrada issued 500,000 shares for $50,000 as a prepayment for consulting fees, cancelled 100,000 shares issued for consulting of $10,000, and bought back 310,000 shares for $29,100. The amount payable was adjusted against advances from shareholders. The resultant dilution gain for these three transactions was insignificant and has not been recorded.

9.   LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
/Continued . . .                                                             13.

10.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     Changes  in  non-cash  operating  items:

                                                      3 months period ended      6 months period ended
                                                          September 30               September 30
                                                       2005          2004          2005          2004

     (Increase) in accounts receivable             $  (421,265)  $      (211)  $ ( 536,525)  $    (5,239)
     (Increase) decrease in prepaid and
     sundry receivables                                (42,126)        9,500       (39,889)       (7,401)
     (Decrease) increase in deferred revenue            (5,803)       13,526        (5,803)       13,526
     (Increase) in receivable warrants conversion     (128,820)            -      (128,820)            -
     Increase (decrease) in accounts payable and
     accrued liabilities                               331,124       (10,200)      447,392       (33,973)
                                                   ------------  ------------  ------------  ------------

                                                   $  (266,890)  $    12,615   $  (263,645)  $   (33,087)
                                                   ============  ============  ============  ============

     Interest paid                                 $    13,134   $       891   $    41,139   $       926
                                                   ============  ============  ============  ============


11.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Phinder Technologies Inc. should have no liability. There was little activity in the claim and the outcome of the case is uncertain.

     c) In the first quarter of fiscal 2006, the Company issued from treasury 2,000,000 shares as collateral to secure extended credit terms with a provider of marketing services for Internet Bundle.


12.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2007.

     Future minimum payments for its operating leases as at March 31, 2005 are approximately as follows:

     2006                                $  75,000
     2007                                $  72,000
     2008                                $  12,000


================================================================================
/Continued . . .                                                             14.

13.  INCOME  TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                            2005                 2004
                                                   --------------------  -------------------
                                                     Amount       %        Amount       %
                                                   ----------  --------  ----------  -------
     Combined statutory basic Canadian federal
       and provincial tax rates                    $(300,000)   (36.12)  $(360,000)  (36.60)
     Losses for which no income tax benefits have
       been recorded and other permanent
       differences                                  (300,000)    36.12    (360,000)   36.60
                                                   ----------  --------  ----------  -------

                                                   $       -         -   $        -       -
                                                   ==========  ========  ==========  =======

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $ 4,850,000 to be applied against future taxable income. The losses expire as follows:

          2006                           $   133,000
          2007                               614,000
          2008                               771,000
          2009                             1,052,000
          2010                               490,000
          2011                               960,000
          2015                               830,000
                                         -----------
                                         $ 4,850,000
                                         ===========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                             March 31,     March 31,
                                                               2005          2004
                                                            ------------  ------------
          Future income tax asset - Losses carried forward  $ 1,800,000   $ 1,500,000
          Valuation allowance                                (1,800,000)   (1,500,000)
                                                            ------------  ------------
          Net future income tax asset                       $         -   $         -
                                                            ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


================================================================================
/Continued . . .                                                             15.

14.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

         (i)   Accounts  receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

         (iii) Accounts payable, convertible notes payable, loans payable and due to shareholders

               The fair value of accounts payable, convertible notes payable, loans payable and due to shareholders is not equal to carrying value, as the amounts are non-interest bearing. As the amounts have no terms of repayment, the fair value cannot be calculated with any degree of certainty.


15.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                                                    March 31,   March 31,
                                                      2005        2004
                                                   ----------  ----------
               Sales
               -----
                 Canada                                   31%         10%
                 United States                            69%         90%

               Accounts receivable
               -------------------
                 United States                            74%         93%
                 Canada                                   26%          7%

16.  COMPARATIVE  FINANCIAL  STATEMENTS

     During the year, the Company has re-issued previously issued 2004 and 2005 Audited Consolidated Financial Statements.


================================================================================
/Continued . . .                                                             16.

17.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.


     DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP AND ADDITIONAL DISCLOSURE


     a)   Accounting  changes

          In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy [Note 7(b)] is recorded retroactively by restating prior year's financial statements.

          U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

     b)   Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.


     c) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 18.


     d) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          The following is a summary:

            U.S. GAAP                                    Canadian GAAP
          ----------------------------                 -------------------

          Deferred income taxes                        Future income taxes

          Depreciation of tangible                     Amortization
          capital assets

          Excess of cost over fair                     Goodwill
          value of net assets acquired


================================================================================
/Continued . . .                                                             17.

20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - CONTINUED

     e)   Recent  accounting  pronouncements

          U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

          (i) In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities ("VIEs") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise that has the majority of the risks or rewards associated with the VIE. In December 2003, the FASB issued a revision to FIN 46, Interpretation No. 46R ("FIN 46R"), to clarify some of the provisions of FIN 46, and to defer certain entities from adopting until the end of the first interim or annual reporting period ending after March 15, 2004. Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. We believe we have no arrangements that would require the application of FIN 46R. We have no material off-balance sheet arrangements.

          (ii) In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement improves and clarifies financial reporting for derivative instruments and hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". Management does not expect that the adoption of SFAS 149 will have a material effect on the Company's operations or financial position.

         (iii) In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (the "Statement"). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.


================================================================================
/Continued . . .                                                             18.

20.       CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES  -
          CONTINUED

          (iv) In December 2004, the Financial Accounting Standard Boards ("FASB") issues Statements No. 123 (R), Share - Based Payments which will require compensation costs related to share based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No. 123, we do not recognize compensation expense with respect to stock options we have issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) will be effective for us in our fiscal quarter beginning January 1, 2006. We have not completed an evaluation of the impact of Adopting Statements 123 (R).

          (v) In November 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 03 -13, "Applying the Conditions in Paragraph 42 of FASB Statement No 144, "Accounting for the impairment or Disposal of Long Lived Assets," in Determining Whether to Report Discontinued Operations. The adoption of the new pronouncements will not have a material impact on our financial position or results of operations.

          (vi) In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. Statement No. 151 will be effective for our fiscal year beginning January 1,2006, and its adoption will not have a material impact on our financial position or Results of operations.


================================================================================
/Continued . . .                                                             19.

                            PHINDER TECHOLOGIES INC.
                            ------------------------


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf


"John A. van Arem"
Chief Executive Officer of
Phinder Technologies Inc.
-------------------------
Registrant

"John A. van Arem"
Chief Financial Officer of
Phinder Technologies Inc
------------------------
Registrant

Date:  November 14, 2005